EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

[BEST ENTRY] SEGMENT OPTION RIDER

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

This Rider is effective immediately.

I.  RIDER OVERVIEW

This Rider describes the [Best Entry] Segment Option. This Rider provides a crediting strategy that provides a reset opportunity of the Index value on the Segment Start Date. We evaluate the Index value on each of the Observation Day(s) and compare it to the Index value on the Segment Start Date. The date with the lowest Index value, subject to the [Best Entry] Limit, is identified as the [Best Entry] Date.

The terms and conditions of this Rider are set forth below.

II.  DEFINITIONS

[BEST ENTRY] RESET LIMIT

“[Best Entry] Reset Limit” is the lowest percentage of the Index value on the Segment Start Date that is allowed for resetting the [Best Entry] Index Starting Value. The [Best Entry] Reset Limit applicable to the [Best Entry] Segment(s) currently available on the Contract Date is shown in your Data Pages.

[BEST ENTRY] INDEX STARTING VALUE

“[Best Entry] Index Starting Value” is the lowest Index value used in determining the Index Performance Rate. The initial value is set to the Index value on the Segment Start Date. The [Best Entry] Index Starting Value is compared to the Index value on each designated Observation Day. If a lower Index value is observed, the [Best Entry] Index Starting Value will be reset to the lower Index value on the Observation Day, subject to the [Best Entry] Reset Limit, and will be reflected as the new Index value on the Segment Start Date for purposes of calculating the Segment Rate of Return.

[BEST ENTRY] DATE

“[Best Entry] Date” is the date that has the lowest Index value, subject to the [Best Entry] Limit, which is determined by comparing the Index value on each Observation Day(s) to the Index value on the Segment Start Date.

OBSERVATION DAY(S)

“Observation Day(s)” is/are the day(s) on which the Index value is assessed for potential resetting of the [Best Entry] Index Starting Value. The Observation Day(s) applicable to the [Best Entry] Segment(s) currently available on the Contract Date is/are shown in your Data Pages. If the Observation Day(s) falls on a non-Business Day, it will be the prior Business Day.

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III. TERMS AND CONDITIONS OF THIS RIDER

The following is added to the Segment Rate of Return provision:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the Best Entry Segment Option, your Segment Rate of Return on the Segment Maturity Date is determined as follows:

If the Index Performance Rate:	Then the Segment Rate of Return will be:
When multiplied by the Participation Rate is greater than the Performance Cap Rate	Equal to the Performance Cap Rate[, minus the cumulative Contract Fee]
When multiplied by the Participation Rate is positive and less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate[, minus the cumulative Contract Fee]
Is between zero and the Segment Buffer, inclusive of both	Equal to 0%[, minus the cumulative Contract Fee]
Is more negative than the Segment Buffer	Negative to the extent the percentage decline exceeds the Segment Buffer[, minus the cumulative Contract Fee]

The following is added to the Segment Interim Value section:

SECTION [2.04] SEGMENT INTERIM VALUE

For the [Best Entry] Segment Option, at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing several different hypothetical options: (1) Buying an At-the-Money Partial Time Floating Strike Lookback Call Option, (2) Selling an Out-of-the-Money Partial Time Floating Strike Lookback Call Option, and (3) Selling an Out-of-the-Money Partial Time Floating Strike Lookback Put Option.

“At-the-Money Partial Time Floating Strike Lookback Call Option” gives the right to buy a position in the relevant Index equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the lower of the price of the Index on the Segment Start Date or the reset Index value based on the Index values on the Observation Day(s).

“Out-of-the-Money Partial Time Floating Strike Lookback Call Option” gives the right to sell a position in the relevant Index equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the lower of the price of the Index on the Segment Start Date or the reset Index value based on the Index values on the Observation Day(s), increased by (the Performance Cap Rate divided by the Participation Rate).

“Out-of-the-Money Partial Time Floating Strike Lookback Put Option” gives the right to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the lower of the price of the Index on the Segment Start Date or the reset Index value based on the Index values on the Observation Day(s), decreased by a percentage equal to the Segment Buffer.

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IV.   THE RIDER CHARGE

There is no charge for this Rider.

V.   TERMINATION

This Rider terminates upon termination of the Contract to which this Rider is attached.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson,	José Ramón González
Chief Executive Officer]	Chief Legal Officer and Secretary]

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